Anthropos Capital Corporation

201 Broad Street, 14th Floor

Stamford, CT 06901

February 25, 2022

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re: Anthropos Capital Corporation

Request to Withdraw Registration Statement on Form S-l

File No. 333-254527

CIK No. 0001846091

Ladies and Gentlemen:

Anthropos Capital Corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-l (File No. 333-254527), initially filed with the Securities and Exchange Commission (“SEC”) on March 19, 2021, as thereafter amended, together with all exhibits thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please call our legal counsel, Wayne Williams of Kirkland & Ellis LLP, at (312) 862-7135.

Very truly yours,
/s/ John Megrue
John Megrue
Co-Chief Executive Officer